UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 15/A

             Certification and Notice of Termination of Registration
           under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13
                and 15(d) of the Securities Exchange Act of 1934

                         Commission File No. 33-5524-10

                                Seair Group, Inc.

                            (formerly Vicuna, Inc.)
             (Exact name of registrant as specified in its charter)

            3980 Airport Road #9, Boca Raton, FL 33431 (561) 750-3303
          (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                         Common Stock, $.001 par value
            (Title of each class of securities covered by this Form)

                                      None

           (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)        /  /           Rule 12h-3(b)(1)(ii)      /  /
      Rule 12g-4(a)(1)(ii)       /  /           Rule 12h-3(b)(2)(i)       /  /
      Rule 12g-4(a)(2)(i)        /  /           Rule 12h-3(b)(2)(ii)      /  /
      Rule 12g-4(a)(2)(ii)       /  /           Rule 15d-6                /X/
      Rule 12h-4(b)(1)(i)        /  /

         Approximate number of holders of record as of the certification or notice date: 262

         Pursuant to the requirements of the Securities Exchange Act of 1934, Seair Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:   September 14, 2000                      By: /s/ Steven H. Kerr
                                                 Name:   Steven H. Kerr
                                                 Title:  President and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Explanation:

         This Form 15/A corrects a scrivener's error which appeared in the original filing of the Form 15 in June, 1998. The correct number of shareholders of record at the time of the original filing was actually 262.